

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2023

Shannon Wilkinson
Chief Executive Officer
Tego Cyber, Inc.
8565 South Eastern Avenue, Suite 150
Las Vegas, Nevada 89123

      Re: Tego Cyber, Inc.
          Form 8-K filed March 17, 2023
          File No. 000-56370

Dear Shannon Wilkinson :

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Technology